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                                                                    EXHIBIT 99.2

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Strategic Communications
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                      SHAMIR OPTICAL INDUSTRY LTD. REPORTS
                           THIRD QUARTER 2009 RESULTS

                 OPERATING INCOME INCREASED 64.3% IN THE QUARTER
                  PURCHASED CONTROLLING STAKE IN AUSTRALIAN LAB

     KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 18, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced unaudited financial results for the third quarter ended September 30, 2009.

     For the quarter ended September 30, 2009, revenues were $36.2 million, compared to $36.1 million for the third quarter of 2008. Gross profit for the quarter increased 3.8% to $19.7 million, or 54.6% of revenues, compared to gross profit of $19.0 million, or 52.7% of revenues for the same period last year.

     For the quarter ended September 30, 2009, operating income increased 64.3%
to $4.8 million, or 13.4% of revenues, compared to operating income of $2.9 million, or 8.2% of revenues for the same period last year. Net income for the quarter increased 67.7% to $3.7 million compared to net income of $2.2 million for the comparable period in 2008. Net income attributable to Shamir's shareholders was $0.22 per diluted share, compared with $0.13 per diluted share for the same period in 2008.

     As of September 30, 2008, the Company had cash and cash equivalents, including short-term investments of $28.1 million.

     Commenting on the results, Amos Netzer, Chief Executive Officer of Shamir, said, "Shamir preformed well in the third quarter, particularly in light of the difficult economic environment throughout the world. We executed solidly and continued to make important inroads in many of our operating markets, with the goal of advancing the recognition of Shamir-branded products. Concurrent with these efforts, we continue to stress the importance of strict cost controls, which has always been a centerpiece of our operating philosophy, but has become increasingly important during these difficult economic times."

SHAMIR / PAGE 2

     Mr. Netzer continued, "To support our long range goals of expanding our worldwide sales and manufacturing capabilities, we recently purchased a 66.6%
stake in a local lab in Australia that currently has annual revenue of approximately USD $7 million. We are enthusiastic about this opportunity and are confident in our ability to penetrate and expand our holdings in this new market and to promote the Shamir brand in this region. This new acquisition follows the recently reported gain of control of our lab in Thailand which as of this quarter was consolidated into our reported financial results."

     Mr. Netzer concluded, "In terms of our overall strategy, we continue to maintain a strong balance between investing in long-term growth and monitoring operational expenses, which has helped us achieve positive performance thus far this year."

CONFERENCE CALL:

     Shamir has scheduled a conference call for 10:00 a.m. ET today to discuss third quarter results. To participate in the call, please dial (888) 562-3356
(U.S. and Canada) or (973) 582-2700 (International). The conference ID for this event is 40966354. For those unable to participate there will be replay available from 12:00 p.m. ET on November 18, 2009, through 11:59 p.m. EDT,
November 25, 2009. Please call: (800) 642-1687 (U.S. and Canada) (706) 645-9291
(International). The ID code for the replay is 40966354.

     The call will be available as a live, listen-only webcast at www.kcsa.com.
Please go to the KCSA website at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software. A 30-day archive of the webcast will be available approximately 2 hours after the conclusion of the live call.

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SHAMIR / PAGE 3

SAFE HARBOR STATEMENT

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (TABLES TO FOLLOW)

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             As of December 31, As of September 30,
                                                                 ---------        ---------
                                                                   2008             2009
                                                                 ---------        ---------
                                                                                 (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                        $  18,276        $  13,395
Short-term investment                                                7,187           14,723
Trade receivables (1)                                               30,331           35,176
Other receivables and prepaid expenses                               8,469            9,299
Inventory                                                           26,063           27,206
                                                                 ---------        ---------
   TOTAL CURRENT ASSETS                                             90,326           99,799

LONG-TERM INVESTMENTS:
Severance pay fund                                                   2,584            2,854
Long-term receivables                                                  813              242
Investments in affiliates                                            2,085            1,319
                                                                 ---------        ---------
   TOTAL LONG-TERM INVESTMENTS                                       5,482            4,415

PROPERTY, PLANT AND EQUIPMENT, NET                                  38,617           38,369
OTHER ASSETS                                                         5,902            5,949
GOODWILL                                                             9,169            9,764
                                                                 ---------        ---------
   TOTAL ASSETS                                                  $ 149,496        $ 158,296
                                                                 =========        =========

CURRENT LIABILITIES:
Short-term bank credit and loans                                 $  11,597        $   9,224
Current maturities of long-term loans                               10,403            6,562
Trade payables                                                       8,876           11,583
Accrued expenses and other liabilities                              11,680           14,324
                                                                 ---------        ---------
   TOTAL CURRENT LIABILITIES                                        42,556           41,693

LONG-TERM LIABILITIES:
Long-term loans                                                      9,800            7,522
Capital leases                                                       3,393            2,625
Accrued severance pay                                                3,172            3,276
Other long-term liabilities                                            634              560
Deferred income taxes                                                1,922            1,988
                                                                 ---------        ---------
   TOTAL LONG-TERM LIABILITIES                                      18,921           15,971

EQUITY:
Share capital
Common shares of NIS 0.01 par value
   Authorized: 100,000,000 shares at December 31, 2008 and
September 30, 2009; Issued and outstanding: 16,423,740
shares at December 31, 2008 and September 30, 2009                      37               37
Additional paid-in capital                                          67,362           67,733
Accumulated other comprehensive income                              (2,637)            (876)
Retained earnings                                                   22,007           31,451
                                                                 ---------        ---------
   Total Shamir Optical Industry Ltd. Shareholders' equity          86,769           98,345
Non-controlling interests                                            1,250            2,287
                                                                 ---------        ---------
   TOTAL  EQUITY                                                    88,019          100,632
                                                                 ---------        ---------
   TOTAL LIABILITIES AND EQUITY                                  $ 149,496        $ 158,296
                                                                 =========        =========

     (1)  Net of allowance for doubtful accounts of $ 2,159 and $ 2,691 as of
          December 31, 2008 and September 30, 2009, respectively.

SHAMIR OPTICAL INDUSTRY LTD.
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                               Three Months Ended September 30,    Nine Months Ended September 30,
                                                   -----------------------             -----------------------
                                                   2008 (1)         2009               2008 (1)         2009
                                                   --------       --------             --------       --------
                                                 (Unaudited)     (Unaudited)         (Unaudited)    (Unaudited)

Revenues, net                                      $ 36,118       $ 36,157             $111,171       $105,311
Cost of revenues                                     17,098         16,410               51,272         48,748
                                                   --------       --------             --------       --------
Gross profit                                         19,020         19,747               59,899         56,563

Operating Expenses:
            Research and development costs              868            802                2,607          2,332
            Selling and marketing expenses           10,472         10,274               33,527         30,422
            General and administrative
            expenses                                  4,733          3,828               13,308         11,023
                                                   --------       --------             --------       --------
Total operating expenses                             16,073         14,904               49,442         43,777
                                                   --------       --------             --------       --------
Operating income                                      2,947          4,843               10,457         12,786

Financial expenses and other, net                       369            335                  869            237
                                                   --------       --------             --------       --------
Income before taxes on income                         2,578          4,508                9,588         12,549
Taxes on income                                         379            826                2,063          2,877
                                                   --------       --------             --------       --------
Income after taxes on income                          2,199          3,682                7,525          9,672

Equity in losses (earnings) of affiliates, net           11             13                  (14)           (48)
                                                   --------       --------             --------       --------
Net income                                            2,188          3,669                7,539          9,720
Net income (loss) attributable to
non-controlling interests                               (18)            43                 (180)           276
                                                   --------       --------             --------       --------
Net income attributable to Shamir Optical
Industry Ltd. Shareholders                         $  2,206       $  3,626             $  7,719       $  9,444
                                                   ========       ========             ========       ========

Net earnings per share:
            Basic                                  $   0.13       $   0.22             $   0.47       $   0.58
                                                   ========       ========             ========       ========
            Diluted                                $   0.13       $   0.22             $   0.47       $   0.57
                                                   ========       ========             ========       ========

Number of shares:
            Basic                                    16,424         16,424               16,424         16,424
            Dilutive                                 16,527         16,546               16,532         16,499

     (1)  Amounts have been reclassified to reflect the implementation of SFAS
          No. 160, Non-controlling Interests in Consolidated Financial
          Statements, an amendment of ARB No. 151.